Exhibit 4.4

Description of Rights of Shareholders

General

The authorized capital stock of ChoiceOne Financial Services, Inc. ("ChoiceOne") consists of 15,000,000 shares of common stock, no par value, and 100,000 shares of preferred stock, no par value.

As of February 28, 2023, there were 7,519,318 shares of ChoiceOne common stock issued and outstanding, and no shares of ChoiceOne preferred stock were outstanding. ChoiceOne's common stock trades on the NASDAQ Capital Market under the trading symbol “COFS.” ChoiceOne's transfer agent is Continental Stock Transfer & Trust Company.

Each share of common stock has the same relative powers, preferences and rights as, and is identical in all respects with, all the other shares of common stock. Holders of ChoiceOne common stock have no conversion rights and are not entitled to any preemptive or subscription rights. ChoiceOne common stock is not subject to redemption or any further calls or assessments. ChoiceOne common stock does not have cumulative voting rights in the election of directors.

Voting rights

Each holder of common stock is entitled to one vote for each share held by such shareholder. The ChoiceOne Bylaws provide that any action required or permitted to be taken at a meeting of the ChoiceOne shareholders may be taken without a meeting, without prior notice, and without a vote, if all the shareholders entitled to vote at the meeting consent in writing. Except as otherwise provided in ChoiceOne's Articles of Incorporation (the "ChoiceOne Articles"), ChoiceOne's Bylaws, or applicable law, a majority of the votes cast at a meeting is required to take any action. Directors are elected by a vote of the plurality of the votes cast with respect to the director at any meeting for the election of directors.

Number and Classification of Directors

The ChoiceOne Articles provide that the board of directors is divided into three classes. Each class of directors is as equal as possible in number and serves for a three-year term of office, except that directors may be elected for shorter terms so that approximately one-third of the directors are elected each year. One class of ChoiceOne’s directors is elected each year, to hold office for a three-year term (or until their respective successors are elected and qualified, or until their respective resignation or removal). ChoiceOne’s board currently consists of 15 directors.

Dividend policies

Holders of ChoiceOne common stock are entitled to receive dividends, if any, as may be declared by ChocieOne's board of directors out of assets legally available therefor after payment to holders of any outstanding shares of any class having preference over ChoiceOne common stock as to the payment of dividends. The amount of and nature of any dividends declared on ChoiceOne common stock will be determined by ChoiceOne's board of directors in their sole discretion.

Liquidation rights

In the event ChoiceOne liquidates, dissolves or winds up, each holder of ChoiceOne common stock will be entitled to receive a pro rata portion of all assets available for distribution, after ChoiceOne pays or provides for payment of all of ChoiceOne's debts and liabilities and of any amounts owing to holders of any outstanding shares of any class having preference over ChoiceOne common stock in such event.

Issuance of additional shares

In the future, ChoiceOne's board of directors may authorize the issuance of additional shares of common stock and preferred stock, in one or more series, up to the amounts authorized in the ChoiceOne Articles. Generally, no shareholder approval would be required for the issuance of these additional shares, subject only to the restrictions of the Michigan Business Corporation Act and the ChoiceOne Articles.

Modification of Rights of Shareholders

The ChoiceOne Articles may be amended by the affirmative vote of the holders of a majority of the outstanding ChoiceOne shares entitled to vote, except that certain provisions of the ChoiceOne Articles related to directors, interested party transactions, business combinations and tender or exchange offers, and amendment of the ChoiceOne Articles may be amended only by the affirmative vote of at least 66 2/3% of the outstanding ChoiceOne shares entitled to vote. ChoiceOne's Bylaws may be amended by the affirmative vote of a majority of the board of directors or by the affirmative vote of the holders of a majority of the outstanding ChoiceOne shares entitled to vote.

Business Combination Restrictions

The ChoiceOne Articles include certain provisions related to business combinations with a person who owns 10% or more of the outstanding ChoiceOne stock or who is an affiliate who in the past two years owned 10% or more of the outstanding ChoiceOne stock. Such business combinations require approval by the affirmative vote of the holders of at least 66 2/3% of outstanding ChoiceOne stock (other than stock held by certain related persons involved in such business combination). However, approval by the affirmative vote of the holders of only a majority of outstanding ChoiceOne stock is required if the business combination has been approved by a vote of a majority of disinterested directors or if payment to shareholders in connection with the business combination is solely in cash and certain additional conditions are met.